UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)
(Amendment No. 2)*
Skechers U.S.A., Inc.

(Name of Issuer)
Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)
830566 10 5

(CUSIP Number)
Ted Weitzman
Associate General Counsel
Skechers U.S.A., Inc.
228 Manhattan Beach Blvd.
Manhattan Beach, California 90266
(310) 318-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 18, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No.	830566 10 5	13D	Page	2	of	5	Pages

1	NAME OF REPORTING PERSONS Gil Schwartzberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		6,100,766 (SEE ITEM 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,100,766 (SEE ITEM 5)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,100,766

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8% (SEE ITEM 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	830566 10 5	13D	Page	3	of	5	Pages
     This Amendment No. 2 (this “Amendment”) amends the Statement on Schedule 13D that was filed with the Securities and Exchange Commission on September 21, 2009 (the “Schedule 13D”) by the Robert Y. Greenberg 2009 Annuity GRAT (the “RYG 2009 GRAT”), the M. Susan Greenberg Annuity Trust (the “MSG 2009 GRAT”), and Gil Schwartzberg, who is sole trustee of the RYG 2009 GRAT and the MSG 2009 GRAT.
     Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D.
  Item 1. Security and Issuer
  Item 2. Identity and Background
     This Amendment to the Schedule 13D is being filed by Gil Schwartzberg (the “Reporting Person”), as sole trustee of each of the RYG 2009 GRAT, the MSG 2009 GRAT, the Robert Y. Greenberg 2010 Annuity Trust (the “RYG 2010 GRAT”) and the M. Susan Greenberg 2010 Annuity Trust (the “MSG 2010 GRAT”).
     The Reporting Person is an American citizen and his present principal occupation is attorney. The Reporting Person’s principal business address is 269 S. Beverly Drive, #1315, Beverly Hills, California 90212. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
  Item 3. Source and Amount of Funds or Other Consideration
     As of November 18, 2010, 1,500,000 shares of Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), of the Issuer that were held by the Greenberg Family Trust, of which Robert Greenberg and M. Susan Greenberg are co-trustees (the “Greenberg Family Trust”), were gifted to the RYG 2010 GRAT, and 1,500,000 shares of Class B Common Stock of the Issuer that were held by the Greenberg Family Trust were gifted to the MSG 2010 GRAT (collectively, the “2010 Distributions”).
  Item 4. Purpose of Transaction
     The 2010 Distributions were made from the Greenberg Family Trust to the RYG 2010 GRAT and the MSG 2010 GRAT for estate planning purposes pursuant to the instruction of Robert Greenberg and M. Susan Greenberg, as co-trustees of the Greenberg Family Trust. No consideration was paid by the Reporting Person for the 2010 Distributions.
     Except as set forth in this Statement, the Reporting Person currently does not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to change his plan at any time, as he deems appropriate, and accordingly the Reporting Person may acquire additional shares of Class B Common Stock in private transactions or additional shares of Class A Common Stock in open market transactions, in each case for investment purposes, and may dispose of shares of Class B Common Stock in private or open market transactions or shares of Class A Common Stock (or Class B Common Stock, after conversion into Class A Common Stock) in private or open market transactions or otherwise. Any decision by the Reporting Person either to purchase additional shares of Class A Common Stock or Class B Common Stock or to dispose of any such shares will take into account various factors, including general economic and stock market considerations.

CUSIP No.	830566 10 5	13D	Page	4	of	5	Pages
  Item 5. Interest in Securities of the Issuer
     (a) The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Amendment to the Schedule 13D are incorporated herein by reference. As of November 18, 2010, the Reporting Person beneficially owned 6,100,766 shares of Class A Common Stock as follows: (i) 1,550,383 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as sole trustee of the RYG 2009 GRAT, (ii) 1,550,383 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as sole trustee of the MSG 2009 GRAT, (iii) 1,500,000 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as sole trustee of the RYG 2010 GRAT, and (iv) 1,500,000 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as sole trustee of the MSG 2010 GRAT.
     The Reporting Person beneficially owns 13.8% of the Class A Common Stock, which is based on 38,217,980 shares of Class A Common Stock outstanding as of November 22, 2010 and 6,100,766 shares of Class B Common Stock beneficially owned by the Reporting Person that may be converted at any time into shares of Class A Common Stock. The Reporting Person beneficially owns 53.9% of the Class B Common Stock which is based on 11,310,610 shares of Class B Common Stock outstanding as of November 22, 2010. The Reporting Person beneficially owns 12.3% of the aggregate amount of Class A and Class B Common Stock outstanding as November 22, 2010. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A and Class B Common Stock outstanding as of November 22, 2010, the Reporting Person beneficially owns 40.3% of the combined voting power of the Issuer’s capital stock. The Reporting Person disclaims beneficial ownership of the 6,100,766 shares of Class B Common Stock except to the extent of his pecuniary interest therein, and this schedule shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.
     (b) The responses of the Reporting Person to Rows (7) through (10) of the cover pages of the Amendment to this Schedule 13D and Item 5(a) hereof are incorporated herein by reference. The Reporting Person, as sole trustee of the RYG 2009 GRAT, the MSG 2009 GRAT, the RYG 2010 Trust and the MSG 2010 Trust has sole voting and dispositive power with respect to the 1,550,383 shares of Class B Common Stock held by the RYG 2009 GRAT, the 1,550,383 shares of Class B Common Stock held by the MSG 2009 GRAT, the 1,500,000 shares of Class B Common Stock held by the RYG 2010 GRAT and the 1,500,000 shares of Class B Common Stock held by the MSG 2010 GRAT.
     (c) The Reporting Person has not had any other transactions in the Class A Common Stock that were effected during the past sixty days.
     (d) The Reporting Person, as the sole trustee of the RYG 2009 GRAT, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,550,383 shares of Class B Common Stock held by the RYG 2009 GRAT. Certain other beneficiaries of the RYG 2009 GRAT, are entitled to certain distributions of the RYG 2009 GRAT’s property, which may include the Class B Common Stock owned by the RYG 2009 GRAT or dividends therefrom or the proceeds of the sale thereof.
     The Reporting Person, as the sole trustee of the MSG 2009 GRAT, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,550,383 shares of Class B Common Stock held by the MSG 2009 GRAT. Certain other beneficiaries of the MSG 2009 GRAT, are entitled to certain distributions of the MSG 2009 GRAT’s property, which may include the Class B Common Stock owned by the MSG 2009 GRAT or dividends therefrom or the proceeds of the sale thereof.
     The Reporting Person, as the sole trustee of the RYG 2010 GRAT, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,500,000 shares of Class B Common Stock held by the RYG 2010 GRAT. Certain other beneficiaries of the RYG 2010 GRAT, are entitled to certain distributions of the RYG 2010 GRAT’s property, which may include the Class B Common Stock owned by the RYG 2010 GRAT or dividends therefrom or the proceeds of the sale thereof.
     The Reporting Person, as the sole trustee of the MSG 2010 GRAT, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,500,000 shares of Class B Common Stock held by the MSG 2010 GRAT. Certain other beneficiaries of the MSG 2010 GRAT, are entitled to certain distributions of the MSG 2010 GRAT’s property, which may include the Class B Common Stock owned by the MSG 2010 GRAT or dividends therefrom or the proceeds of the sale thereof.
     (e) As reported in the responses to Rows (11) through (13) of the cover pages of Amendment No. 1 to the Schedule 13D and in Item 5(a) of Amendment No. 1 to the Schedule 13D, each of the RYG 2009 Trust and the MSG 2009 Trust ceased to be a beneficial owner of more than 5% of the Class A Common Stock on September 14, 2010.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Not applicable.
  Item 7. Material to be Filed as Exhibits
     Not applicable.

CUSIP No.	830566 10 5	13D	Page	5	of	5	Pages
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.
Dated: November 24, 2010

/s/ Gil Schwartzberg

Gil Schwartzberg
ATTENTION: Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).